Mail Stop 3561

April 6, 2010

Via Fax & U.S. Mail

Mr. Jayesh Sanghrajka
Chief Financial Officer
Mahalaxmi Engineering Estate
1st Floor, L.J. First Cross Road
Mahim (West)
Mumbai – 400016, India

> **Re: Rediff.Com India Limited**
> **Form 20-F for the year ended March 31, 2009**
> **Filed September 21, 2009**
> **File No. 000-30735**

Dear Mr. Sanghrajka:

We have reviewed your response letter dated March 31, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the year ended March 31, 2009

Consolidated Statements of Operations, page F-5

1. We note from your response to our prior comment 2 that you changed the presentation of foreign exchange (gain) loss, net to a component of operating income (loss) in 2009 due to the significant volatility in the exchange rate between the Indian Rupee and US dollar in fiscal 2009 and the expected continued volatility. We also note that you do not believe the change was qualitatively material nor would affect the judgment of a reasonable person. However, we believe that disclosure should be made in the notes to the financial statements regarding the nature and reasons for reclassification within the statements of operations. Please revise future filings accordingly.

Notes to the Financial Statements

Note 2. Significant Accounting Policies

(f) Costs and expenses, page F-11

2. We note from your response to our prior comment 5 that product development costs which include such costs as internet communication fees and software usage fees are not directly attributable to the Company's revenues and have been incurred to operate and maintain the Rediff website. However, since the services provided by your India Online segment is directly linked to your website, these costs appear to be more appropriately classified as costs of revenue. Also, it appears that classification of internet communication charges, bandwidth costs, and costs of operating the website as "costs of revenue" in the income statement is consistent with other companies in your industry. In this regard, please explain in further detail why you do not believe that such costs should be classified a part of costs of revenue. Your response should take into consideration the items noted above. Alternatively, you may revise future filings to present costs which are directly related to the operations of your website as costs of revenue.

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Mr. Jayesh Sanghrajka
Rediff.Com India Limited
April 6, 2010
Page 3

        You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

                                        Sincerely,

                                        Linda Cvrkel
                                        Branch Chief

VIA FACSIMILE
Eitan Tabak
Morrison Cohen LLP
(917) 522-9928